[redacted]

SEC 08032603 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28378

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mason Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11130 Sunrise Valley Dr. #200
(No. and Street)

Reston	VA	20191
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Carignan, Controller 703-716-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cocke, Szpanka & Taylor
(Name – *if individual, state last, first, middle name*)

1800 Robert Fulton Dr. #100	Reston	VA	20191
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 05 2008
THOMSON REUTERS

SEC Mail Processing Section
AUG 22 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott S. George, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mason Securities Inc., as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TONIA M. JONES
Notary Public
Commonwealth of Virginia
7040724
My Commission Expires Feb 28, 2010

Tonia M. Jones

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

MASON SECURITIES, INC.

RESTON, VIRGINIA

June 30, 2008 and 2007

CONTENTS

Independent Auditor's Report

Board of Directors
Mason Securities, Inc.
Reston, Virginia

We have audited the accompanying statements of financial condition of Mason Securities, Inc. as of June 30, 2008 and 2007, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mason Securities, Inc. as of June 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Cocke, Szpanka & Taylor, CPAs, PC

August 14, 2008

STATEMENTS OF FINANCIAL CONDITION

MASON SECURITIES, INC.

	June 30, 2008	June 30, 2007
ASSETS		
CURRENT ASSETS		
Cash	$ 147,872	$ 65,620
Due from related party	639,348	609,189
TOTAL CURRENT ASSETS	787,220	674,809
DEPOSIT	25,000	25,000
	$ 812,220	$ 699,809

	June 30, 2008	June 30, 2007
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Withholdings payable	$ 8,560	$ 19,619
Commissions payable	15,768	26,701
TOTAL CURRENT LIABILITIES	24,328	46,320
STOCKHOLDER'S EQUITY		
Common stock, par value $.01, authorized 1,000 shares, issued and outstanding 100 shares	1	1
Additional paid-in capital	25,599	25,599
Retained earnings	762,292	627,889
	787,892	653,489
	$ 812,220	$ 699,809

See notes to financial information.

STATEMENTS OF INCOME

MASON SECURITIES, INC.

	Year Ended June 30, 2008	2007
INCOME		
Concession and commission income	$ 1,338,365	$ 1,570,876
Interest income	7,482	6,533
	1,345,847	1,577,409
EXPENSES		
Operating expenses	418,067	253,025
Management fees	580,708	921,294
Commission expense	212,669	263,259
	1,211,444	1,437,578
NET INCOME	$ 134,403	$ 139,831

See notes to financial information.

STATEMENTS OF STOCKHOLDER'S EQUITY

MASON SECURITIES, INC.

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, JUNE 30, 2006	$ 1	$ 25,599	$ 488,058	$ 513,658
Net income for the year			139,831	139,831
BALANCE, JUNE 30, 2007	1	25,599	627,889	653,489
Net income for the year			134,403	134,403
BALANCE, JUNE 30, 2008	$ 1	$ 25,599	$ 762,292	$ 787,892

See notes to financial information.

STATEMENTS OF CASH FLOWS

MASON SECURITIES, INC.

	Year Ended June 30, 2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 134,403	$ 139,831
Effect of changes in income and expense accruals:		
Accounts payable	(11,059)	5,991
Commission payable	(10,933)	26,701
NET CASH FLOW FROM OPERATING ACTIVITIES	112,411	172,523
CASH FLOWS FROM INVESTING ACTIVITIES		
Net change in due from related party	(30,159)	(150,248)
NET INCREASE IN CASH	82,252	22,275
Cash, beginning of year	65,620	43,345
CASH, END OF YEAR	$ 147,872	$ 65,620

See notes to financial information.

NOTES TO FINANCIAL STATEMENTS

MASON SECURITIES, INC.

June 30, 2008 and 2007

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Mason Securities, Inc. (the Corporation), a wholly owned subsidiary of Mason International, Inc. (the Parent), is a securities brokerage firm providing its customers with brokerage services to trade mutual funds, limited partnerships and individual stocks and bonds. The Corporation's clients are individuals throughout the United States. The Corporation does not have custody of client accounts or hold securities. Securities are held by third parties, and transactions are cleared through a clearing Corporation.

The Corporation qualifies under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Corporation uses accrual basis accounting for financial statement purposes and cash basis accounting for income tax reporting. A consolidated income tax return is filed with the Parent.

The Corporation considers securities with maturities of three months or less, when purchased, to be cash equivalents. The Corporation may, from time to time, maintain cash balances that may exceed Federally insured limits. The Corporation does not believe this results in any significant risk.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Corporation records 12b-1 trailer commission revenue when received rather than when earned. The commission revenue will fluctuate depending upon the volume of trades involving loaded mutual funds. Total trailer commission revenue for the years ended June 30, 2008 and 2007 was $1,083,566 and $1,390,416 respectively.

Office equipment is recorded at cost and is fully depreciated as of June 30, 2008 and 2007 and there was no depreciation expense for the fiscal years ended June 30, 2007 and 2006.

NOTE B - INCOME TAXES

No provision for income taxes has been provided in these statements, as the Parent, by agreement, is responsible for any tax liability of the consolidated group.

NOTE C - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Corporation had no liabilities that were subordinated to general creditors at either June 30, 2008 or 2007.

NOTE D - RELATED PARTY TRANSACTIONS

Mason Associates, Inc., a sister corporation, is paid management fees for providing all management services to the Corporation. The current method of determining management fees is based on revenue. As a result of transactions and short-term loans between these related entities, Mason Associates, Inc. owed the Corporation $639,348 and $609,189 as of June 30, 2008 and 2007, respectively.

In addition, Mason Associates, Inc. allocates certain office and employee benefits expenses to the Corporation. Total expenses allocated to the Corporation for the years ended June 30, 2008 and 2007 were $22,776 and $18,692, respectively.

Mason Securities, Inc. and Mason Associates, Inc. are wholly owned subsidiaries of Mason International, Inc.

NOTE E - OFFICE LEASE

The Corporation occupies space that is leased by the Parent Corporation. It pays its pro-rata share of the Parent Corporation's lease expense as part of its monthly payment for office services. The rent component of office services expense for the years ended June 30, 2008 and 2007 was $48,385 and $48,402 respectively, all of which was paid to the Parent Corporation.

NOTE F - PROFIT SHARING PLAN

The Corporation provides a salary reduction/profit sharing plan under the provisions of Internal Revenue Code section 401(k). The plan covers all full time employees who have completed three months of service. Contributions to the 401(k) plan by the Corporation are matched at one-half of the employee contribution to a maximum amount of 3% of salary deferred. During the years ended June 30, 2008 and 2007, the Corporation made contributions to the plan of $8,867 and $2,112, respectively.

NOTE G - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Subparagraph (2) of rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Corporation's aggregate indebtedness, whichever is greater.

The Corporation's aggregate indebtedness to net capital ratio was 0.17 to 1. At June 30, 2008, the Corporation had net capital of $146,309, which was $141,309 in excess of its required net capital of $5,000.

OTHER FINANCIAL INFORMATION

MASON SECURITIES, INC.

RESTON, VIRGINIA

June 30, 2008

COCKE, SZPANKA & TAYLOR, CPAs, PC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report On Other Financial Information

Board of Directors
Mason Securities, Inc.
Reston, Virginia

We have audited the accompanying financial statements of Mason Securities, Inc. as of and for the years ended June 30, 2008 and 2007 and have issued our report thereon dated August 14, 2008. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cocke, Szpanka & Taylor, CPAs, PC

August 14, 2008

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

COMPUTATION OF NET CAPITAL

MASON SECURITIES, INC.

June 30, 2008

Total stockholder's equity		$ 787,892
Deduct: non-allowable assets		(639,348)
Deduct: haircut valuation		(2,235)
	NET CAPITAL	$ 146,309

See auditor's report on other financial information.

NET CAPITAL RECONCILIATION

MASON SECURITIES, INC.

June 30, 2008

In accordance with Rule 17A-5(d)(4), we are reporting the following material differences that we found when comparing our report on the computation of net capital under Rule 15c3-1 with the focus report as filed by Mason Securities, Inc. for the year ended June 30, 2008.

DIFFERENCES WITH FOCUS REPORT $ 0

See auditor's report on other financial information.

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Mason Securities, Inc.
Reston, Virginia

In planning and performing our audit of the financial statements of Mason Securities, Inc. (the Corporation) for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cocke, Szpanka & Taylor, CPAs, PC

August 14, 2008

INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3

MASON SECURITIES

June 30, 2008

The Corporation qualifies under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

END